Exhibit 99.1

Company Contact:

Qiao Xing Mobile Communication Co., Ltd.

Lucy Wang, Vice President

Tel: +86 (10) 5731-5638

E-mail: wangjinglu@cectelecom.com

For Immediate Release:

Qiao Xing Universal Resources Announces Audit Committee Investigation

and Director Resignation

HUIZHOU, China, April 20, 2012 – Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (the “Company” or “XING”), announced today that its Audit Committee determined to commence an internal investigation into a transfer of funds from a Company subsidiary’s bank account to an account controlled by the Company’s former Chairman, Wu Rui Lin, in June 2011. The transaction was undertaken without notice to or approval of the Audit Committee or the Board of Directors, and the transaction was recently reported to the Audit Committee in connection with the preparation of the Company’s year-end financial statements. The Audit Committee has ordered immediate return of the funds. In addition, the Company informed NASDAQ and the U.S. Securities and Exchange Commission (the “SEC”) of the matter under investigation and will promptly report its findings back to NASDAQ and the SEC. The Audit Committee also decided to review certain transactions involving the pledge or transfer of Company assets and to confirm cash balances of the Company’s bank accounts. NASDAQ has suspended trading in XING’s stock as of April 16, 2012.

Also, XING announced that Dr. Edward Tsai, director and Chairman of the Audit Committee, has resigned as of April 18, 2012. Dr. Tsai’s resignation is occasioned by his disagreement with the other directors of the Company on the conduct of the internal investigation referred to above. XING would like to thank Dr. Tsai for his service and regrets the loss of his contributions to the board.